This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated October 24, 1996, the Supplement to the Offer to Purchase, dated November 8, 1996, the Second Supplement to the Offer to Purchase, dated December 20, 1996, and the Third Supplement to the Offer to Purchase, dated January 22, 1997, and the revised Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Atlantic Acquisition Corporation by J.P. Morgan Securities Inc., Merrill Lynch & Co., or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Atlantic Acquisition Corporation,
a wholly owned subsidiary of

Norfolk Southern Corporation

Has Amended its Offer to Purchase for Cash

and is Now Offering to Purchase up to
an Aggregate of 8,200,000 Shares

of

Common Stock and Series A ESOP Convertible Junior Preferred Stock
(including, in each case, the associated Common Stock Purchase Rights)

of

Conrail Inc.

at

$115 Net Per Share


Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), hereby offers to purchase up to an aggregate of 8,200,000 shares of (i) common stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 19, 1989, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), at a price of $115 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), the Third Supplement to the Offer to Purchase, dated January 22, 1997 (the "Third Supplement"), and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the"Offer"). Unless the context otherwise requires, all references to Common Shares, ESOP Preferred Shares or Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

-------------------------------------------------------------------------------

         THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE
      AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 4, 1997,
                         UNLESS THE OFFER IS EXTENDED.

-------------------------------------------------------------------------------


THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE SUBCHAPTER F CONDITION, THE RIGHTS CONDITION OR THE CSX TERMINATION CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE).

In order to prevent a "Distribution Date" under the Rights Agreement from occurring while enabling Purchaser to acquire a significant equity interest in the Company, Purchaser has decreased the aggregate number of Shares sought in the Offer to 8,200,000, which, together with the 100 Shares already owned by Purchaser, represent approximately 9.9% of the Common Shares outstanding as of December 5, 1996 (the most recent date for which such information is publicly available). To the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Common Shares as would result in the occurrence of a Distribution Date, Purchaser reserves the right, in its sole discretion, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Common Shares that Purchaser would own upon consummation thereof would represent such number of Common Shares then outstanding as would not result in the occurrence of a Distribution Date at such time. Any such amendment would be made in compliance with applicable rules and regulations of the Securities and Exchange Commission.

The purpose of the Offer is for Parent, through Purchaser, to acquire a significant equity interest in the Company as the first step in a business combination of Parent and the Company. Following Purchaser's acceptance for payment of Shares in the Offer, Purchaser intends to promptly commence another tender offer (the "Second Offer") to purchase all outstanding Shares not owned by Purchaser at a price of $115 per Share, net to the seller in cash, without interest thereon, upon essentially the same terms and subject to the same conditions set forth in the Offer to Purchase, as previously amended and supplemented by the First Supplement and the Second Supplement, in order to acquire control of, and the entire equity interest in, the Company.

Parent is seeking to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer or the Second Offer, consummate a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). In the Proposed Merger, each Common Share and ESOP Preferred Share then outstanding (other than Shares held by the Company or any subsidiary of the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent) would be converted into the right to receive an amount in cash equal to the price per Common Share and ESOP Preferred Share paid pursuant to the Offer or the Second Offer.

Purchaser expressly reserves the right, in its sole judgment, at any time and from time to time (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase) and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Any such extension or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension, to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in the Third Supplement). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares.

If more than 8,200,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 8,200,000 Shares on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares properly tendered on or prior to the Expiration Date and not properly withdrawn. The same proration factor will be applied in the Offer to the Common Shares and the ESOP Preferred Shares. Because of the difficulty of determining the precise number of Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to be able to announce the final results of proration or pay for Shares until at least five New York Stock Exchange, Inc. trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information when it becomes available from the Information Agent (as defined in the Offer to Purchase) and may be able to obtain such preliminary information from their brokers.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, up to an aggregate of 8,200,000 Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any delay in making such payment.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares ("Certificates") or a book-entry confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the revised Letter of Transmittal or one of the Letters of Transmittal previously distributed with the Offer to

Purchase, the First Supplement or the Second Supplement (or facsimile thereof) properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the revised Letter of Transmittal.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights set forth in the Offer to Purchase, the First Supplement, the Second Supplement and the Third Supplement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in Section 4 of the Offer to Purchase. Any such delay will be followed by an extension of the Offer to the extent required by law.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of more than 8,200,000 Shares), or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Tuesday, February 4, 1997 (or, if Purchaser shall have extended the period of time for which the Offer is open, at the latest time and date at which the Offer, as so extended by Purchaser, shall expire). In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, the First Supplement, the Second Supplement or the Third Supplement. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and, if Certificates for Shares have been tendered, the name of the registered holder of the Shares as set forth in the tendered Certificate, if different from that of the person who tendered such Shares. If Certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the serial numbers shown on such Certificates evidencing the Shares to be withdrawn must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agent's Medallion Program (an "Eligible Institution"), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawal of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by repeating one of the procedures set forth in Section 3 of the Offer to Purchase as supplemented by Section 2 of the Third Supplement at any time before the Expiration Date. Purchaser, in its sole judgment, will determine all questions as to the form and validity (including time of receipt) of notices of withdrawal, and such determination will be final and binding.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is contained in the Offer to Purchase, the First Supplement, the Second Supplement and the Third Supplement and is incorporated herein by reference. The Third Supplement, the revised Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and Rights and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists and the Company's list of holders of Rights or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THE SECOND SUPPLEMENT, THE THIRD SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers as set forth below. Additional copies of the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement, the revised Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. Such copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Managers) for soliciting tenders of Shares pursuant to the Offer.



The Information Agent for the Offer is:

[GEORGESON & COMPANY INC. LOGO]

Wall Street Plaza
New York, New York 10005

Banks and Brokers Call Collect: (212) 440-9800

ALL OTHERS CALL TOLL FREE: (800) 223-2064

The Dealer Managers for the Offer are:

[J.P. Morgan & Co. logo]                    [Merrill Lynch & Co. logo]

60 Wall Street                              World Financial Center
Mail Stop 2860                              North Tower
New York, New York 10260                    New York, New York 10251-1305
(800) 576-5070 (toll free)                  (212) 449-8211 (Call Collect)

January 22, 1997